PUBLIC

Mail Date
Rec. 3-1-22
RMS

22003458

OMB APPROVAL
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SEC FILE NUMBER
8-70272

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BFC CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 CROWN COLONY DRIVE, SUITE 602
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANITA MOLINO	617-716-8255	amolino@bostonia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E. SYBELIA AVENUE, SUITE 130	MAITLAND	FLORIDA	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ANITA MOLINO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BFC CAPITAL, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LYNNE ANN REALE
Notary Public
Commonwealth of Massachusetts
My Commission Expires August 14, 2026

Lynne Ann Reale
Notary Public

Signature: Anita Molino
Title: CCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BFC CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of BFC Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BFC Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BFC Capital, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BFC Capital, LLC's management. Our responsibility is to express an opinion on BFC Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BFC Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as BFC Capital, LLC's auditor since 2020.

Maitland, Florida

February 19, 2022

BFC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 313,796
Prepaid expenses	6,170
CRD-FINRA	1,349
Other assets	3,860
Total assets	$ 325,175

LIABILITIES AND MEMBER'S EQUITY

Accounts payable & accrued expenses	$ 4,350
Due to affiliate	45,582
Total liabilities	49,932
Member's equity	275,243
Total liabilities & member's equity	$ 325,175

The accompanying notes are an integral part of these financial statements.

BFC CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 - Organization

BFC CAPITAL, LLC (the “Company”) is a broker-dealer registered with the United States Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company acts as a placement agent in investment banking activities, advising organizations on mergers and acquisitions, in addition to other capital raising strategies. The Company was founded on January 01, 2019, under the laws of the State of Massachusetts under the Commonwealth and was approved by FINRA on May 15, 2019, at which time it commenced broker-dealer operations. These financial statements reflect the activity for the year-ended December 31, 2021. Prior to the commencement of broker-dealer operations, the Company had no operations and only capital contributions and expenses. The Company is 100% owned by BOSTONIA PARTNERS, LLC, a Delaware limited liability company, (the Parent).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in a demand account at a financial institution. At times during the period, cash held at such institution exceeded the $250,000 FDIC coverage limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition-Continued

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services may include placement of securities, post-placement consulting services, and merger and acquisition advice. The Company's contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of the proceeds a customer receives when the corporate finance activity is completed. During the period ended 12/31/21 the Company's sole revenue stream was derived from the private placement of securities, specifically success fees.

The Company's success fees are paid at the time when the engagement is completed. Success fees are variable consideration and are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, and the Company has completed the performance obligation which is typically at the closing of the transaction, the variable constraint. Retainer fees are recorded over time or at a point in time. In instances where the retainer is success driven, the retainer fee is a variable consideration and is deferred until the closing of the transaction. Retainer fees for ongoing advice are recognized over time, as the performance obligation is met. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the company's control.

Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed. At December 31, 2021, there were no reimbursements or deferred revenue recorded. There were no open contracts at December 31, 2021.

Leases

As of December 31, 2021, the Company has no lease commitments, as rent expense is allocated directly to the Company from the Parent.

Income Taxes

The Company passes its taxable income through to the Parent, its sole member. As a result, no federal or state income taxes are provided for, as they are the responsibility of the Parent. For all open tax years for all major taxing jurisdictions, the Company has

Note 2 - Summary of Significant Accounting Policies-Continued

Income Taxes-Continued

concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2021. The Company's conclusions regarding uncertain tax positions are subject to review and adjustment at later dates based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current year remains subject to examination as of December 31, 2021.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $263,864 which exceeded its minimum net cap requirement of $5,000 by $258,864. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1. At December 31, 2021, this ratio was .19 to 1.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement, (the "Agreement") with the Parent. Under the Agreement, the Parent provides administrative services and office space. The Company allocates expenses based on physical space occupied and on an allocation of employee time spent on securities transactions.

Total expenses under the Agreement for the year-ended December 31, 2021 were $245,522. These expenses are recorded in the respective expense accounts in the Company's statement of operations. As of December 31, 2021, the Company had $45,582 due to the Parent included in due to affiliate in the statement of financial condition. The lease obligation for the office space is borne by the Parent and the Company incurs rent expense as specified in the Agreement. Rent expense was $744 and is included in the statement of income for the year-ended December 31, 2021

Note 5 - Concentration of Revenues

The Company conducted business with five customers for the year-ended December 31, 2021. There were seven deals with customers that accounted for greater than 99% of all the revenue during this period. There were no outstanding receivables attributable to these customers as of December 31, 2021.

Note 6 - Commitments and Contingencies

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial statements. The Company has no commitments or contingencies outstanding at December 31, 2021.

Note 7- Fair Value of Financial Instruments

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities

Note 8 – Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued and concluded there were no material subsequent events requiring adjustment to or disclosure in these financial statements.